
03055182





CVB Financial Corp.

# 2002 Annual Report



CVB Financial Corp.



CITIZENS
BUSINESS BANK

*The Bank Business Banks On*



**CVB Financial Corp.**



**CITIZENS BUSINESS BANK**

*The Bank Business Banks On*



# 2002
# Annual Report

*Amazing Things Happen with the Right Banking Relationship*

# Success Stories

The customer mission of Citizens Business Bank is to deliver superior financial products and services that provide tangible and intangible value to the customer, enhance their financial condition and contribute to their success.

Our mandate is to be the best at what we do. And what we do is create and maintain loyal customer relationships by meeting and exceeding our customers' expectations for financial products and services, responsiveness, professionalism, personal service and our commitment to their success.

Citizens Business Bank is proud of its success. We continue to exceed our goals and objectives by all measures. Our superior financial performance is surpassed only by our service to our customers. The ability of our officers and associates to provide this level of service comes from understanding our customers, and the needs and requirements of their businesses.

We take pride in our relationships with successful businesses and professionals in the 26 cities we serve. Their success is our success. The four business executives whom we honor in this report are representative of business owners and managers throughout our market areas who enjoy a relationship with Citizens Business Bank. They demonstrate the dedication and hard work required to be successful.

You will enjoy their individual success stories.

*"The real secret of success is enthusiasm."* — Walter Chrysler



# Corporate Profile



*George Borba,*
*Chairman of the Board*

In 1973, a group of local businessmen with a vision to provide the very best in banking services to the community began the process of establishing a new bank. On August 9, 1974, Chino Valley Bank opened for business. The vision of our founders was simply to be the best bank with the highest quality of customer service for the citizens of Chino.

Since then, the Bank has opened ten additional locations and twenty-two have been assimilated through acquisitions to create a network of 33 business financial centers throughout our market areas. Our strong internal growth, along with our acquisitions, has combined to produce record results throughout our 28-year history.

In 1996, Chino Valley Bank was renamed Citizens Business Bank to support its expanding geographical presence and our business banking strategy. The vision to be the best bank for business and professional clientele has continued to grow and expand. And today, Citizens Business Bank is the premier relationship financial institution for businesses and professionals in the Inland Empire, Orange County, Los Angeles County and the Central Valley regions of California.

CVB Financial Corp. is a bank holding company formed in 1981 as the parent of Chino Valley Bank, now Citizens Business Bank. It is headquartered in Ontario, California. The Company provides a wide selection of financial services through its two subsidiaries: Citizens Business Bank and Community Trust Deeds Services. In July of this year, the Bank acquired Golden West Financial Services as a subsidiary of Citizens Business Bank.

Citizens Business Bank brings the very best in financial services to 26 cities throughout our expanding market area. It is the largest bank headquartered in the Inland Empire, and the largest independent bank in its respective markets. The acquisition of Orange National Bank in 1999 expanded our service area into central and southern Orange County. In December of 2001 we opened an office in Bakersfield, the first in the California Central Valley. In July of this year, the acquisition of Western Security Bank in Burbank expanded our delivery system to 32 locations and our 33rd business financial center opened in Fresno in March of 2003.

Community Trust Deed Services provides a variety of real estate-related services to financial institutions, real estate firms and individuals.

The products offered by Golden West Financial Services have given depth to our product line and our ability to serve all the financial needs of our customers.

## Our Vision

The vision of Citizens Business Bank is to be recognized as the premier relationship financial institution for businesses and professionals in California with $4.0 billion in assets by December 31, 2005 and $8.0 billion in assets by 2010, with earnings growth of 15.0% a year, a return on equity of 20.0% and a return on assets of 1.6%.

## Our Mission

The vision is supported by our mission. The mission of Citizens Business Bank is to achieve superior performance and rank in the top ten percent of all financial institutions in California in return on equity and return on assets. This will be achieved by delivering the finest in financial products and services through relationship banking commitments with businesses and professionals in the Inland Empire, Los Angeles County, Orange County and the Central Valley areas of California. It will be supported by an unqualified commitment to our five core values of financial strength, superior people, customer focus, cost effective operations and having fun.



*D. Linn Wiley*
*President and Chief Executive Officer*

# Report to Stockholders

CVB Financial Corp. and Citizens Business Bank achieved another record year in 2002. Our goals and objectives were focused on our critical few for the year. These five key performance areas included sales and marketing superiority, demand deposit growth, business loan growth, fee income and Wealth Management Group growth.

It was our eleventh consecutive year of record performance, and it was the 26th year of record earnings in our 28-year history. As of December 31, 2002, CVB Financial Corp. reported deposits of $2.3 billion, loans of $1.4 billion and total assets of $3.1 billion. Deposits were up $433.0 million, or 23.1%, from $1.9 billion on December 31, 2001. Loans increased $258.5 million, or 21.8%, from $1.2 billion in 2001. Total assets rose $609.3 million, or 24.2%, from $2.5 billion on December 31, 2001.

This growth in deposits, loans and assets produced record earnings of $49.7 million. This is up $9.7 million, or 24.2%, over net earnings of $40.0 million reported for 2001. These earnings results exceeded our earnings growth objective of 15.0%.

Earnings for 2002 produced a return on beginning equity of 22.5%, a return on average equity of 20.5%, and a return on average assets of 1.8%. This earnings performance allowed the Company to exceed the return on equity objective of 20.0% and the return on assets objective of 1.6%.

Shareholder's equity increased $39.1 million, or 17.7%, to $259.8 million as of December 31, 2002. This growth in capital provided a leverage ratio of 7.6% and a total risk based capital ratio of 11.2%. These capital ratios are well above the regulatory required ratios of 4.0% and 8.0%, respectively. They also exceed the regulatory well-capitalized ratios of 5.0% and 10.0%, respectively.


Total Deposits
(in thousands)
$1,475,639
$1,501,073
$1,595,030
$1,876,959
$2,309,964
1998
1999
2000
2001
2002



*Martin Villanueva*

*"The secret of success in life is for a man to be ready for his opportunity when it comes."* — *Benjamin Disraeli*

# Success Story #478

## Martin Villanueva, President
## El Monte Wholèsale Meats

El Monte Wholesale Meats is a wholesaler of fresh and frozen meats. Their sales are primarily to grocery stores and restaurants. They operate out of a warehouse in El Monte, but their delivery trucks are recognized throughout Southern California.

Martin Villanueva, President, immigrated to the United States from Spain in 1951 to work on a sheep ranch in Fresno. A move to Los Angeles gave him the opportunity to learn the meat business. He opened his own small business in 1978. Success came with hard work and the ability to recognize an opportunity and to act upon it. He surrounded himself with people he trusted; his son, John; his cousin, Angelo; and his long time friend, Abel Martinez. Together they bring over 100 years of experience to the business.

Fifteen years ago Citizens Business Bank became part of Martin's circle of family and friends. Mutual trust and understanding allowed the relationship to grow. Today El Monte Wholesale Meats has a large facility, many delivery trucks and continuing success. Martin is preparing to expand the business by returning to Fresno. And Citizens Business Bank will go with him.

# 2002 In Review

The year 2002 was marked by significant accomplishments and acknowledgements. We achieved new records, new milestones and new thresholds.

## Acknowledgements

*U.S. Banker* magazine rated CVB Financial Corp. the second highest performing mid-size bank in the United States in the June 2002 issue. The performance rankings included all banks in the nation with assets between $1.8 billion and $5.0 billion. The source of the data was Sheshunoff Information Services. The criteria for the ranking were based on return on equity, the equity-to-assets ratio, earnings growth and the increase in the stock price. CVB Financial Corp. had a return on average equity of 19.2%, an equity-to-assets ratio of 8.8%, earnings growth of 15.5% and a 51.4% increase in stock price for 2001.

## Acquisitions

On June 28, 2002, the acquisition of Western Security Bank was consummated in a cash transaction of $6.2 million. At the close of business, Western Security Bank, established in 1984, had total deposits of $138.6 million, consolidated loans of $95.4 million and total assets of $146.1 million. The office is located at 4100 West Alameda Avenue in Burbank. The Burbank location is a complement to our existing franchise and it has provided the opportunity to expand further into the San Fernando Valley.

Golden West Financial Services became a subsidiary of Citizens Business Bank on July 3, 2002. The $2.9 million acquisition provided the Bank with an opportunity to broaden the scope of products and services we can offer to our customers. A more detailed introduction of Golden West Financial's product line is presented on page 16.

## Deposit Growth

Our deposits were up in every category. Demand deposits of $958.7 million represented 41.5% of our total deposits. They were up $192.3 million, or 25.1%, over the previous year. This growth in demand deposits has been our single greatest sales and marketing achievement. It has kept our cost of deposits at 1.0%, which ranks in the second percentile in the industry.

**CVB Financial Corp.**
**Deposit Growth**

| (in thousands) | 12/31/01 | 12/31/02 | Increase | % |
|---|---|---|---|---|
| Demand Deposits | $766,329 | $958,671 | $192,342 | 25.1 |
| Savings Deposits | $674,261 | $784,699 | $110,438 | 16.4 |
| Certificate of Deposits | $436,369 | $566,594 | $130,225 | 29.8 |
| Total Deposits | $1,876,959 | $2,309,964 | $433,005 | 23.1 |

Savings deposits rose $110.4 million, or 16.4%, to $784.7 million. Certificates of deposit grew $130.2 million, or 29.8%, to $556.6 million and total deposits were up $433.0 million, or 23.1%, to $2.3 billion at the end of the year.

## Business Loan Growth

We also had one of our best years of loan growth in 2002. Total loans reached $1.4 billion with business loans growing to $572.7 million, or 40.2% of the loan portfolio. This reflects an increase of $259.2 million, or 21.8%, when compared to the $1.2 billion in loans on December 31, 2001. Business loans grew $124.7 million, or 27.8%, when compared to the $448.0 million in business loans on December 31, 2001.

## Fee Income

Citizens Business Bank had solid growth in fee income in 2002. Our strong focus on the assessment and collection of fair and equitable service charges and other fee income, derived from our value-added services, led to an increase of $2.1 million, or 9.6%, for a total of more than $24.1 million in fee income for the year. Fee income represented 13.5% of total income during 2002.

## Wealth Management Group Growth

The Wealth Management Group continues to offer tremendous potential for our customers and the Bank. New Wealth Management assets exceeded $148 million in 2002. This reflects an increase of $98 million, or nearly three times the $50 million generated in 2001. This represents $500,000 in new annual fee income. This is an increase of $172,000, or 54%, over 2001.

Nelson Information named the Citizens Business Bank Wealth Management Group one of the "World's Best Money Managers" for the five-year period through the third quarter of 2002. The Wealth Management Group placed 39th out of 242 balanced funds for the past five years, according to Nelson, a Port Chester, New York, based firm that tabulates investment performance of money managers worldwide. This places our trust department in the top 16% of money managers with similar funds during this time period.

## Milestones

The year 2002 was a remarkable year for Citizens Business Bank. We achieved several milestones. For the first time, total assets reached $3.0 billion and earnings exceeded $50 million. The market value of CVB Financial Corp. stock increased 36% from $14.96 to $20.34. The market value of the Company rose from $652 million on December 31, 2001 to $885 million at the end of 2002.

# Stock Highlights

## NASDAQ Listing

CVB Financial Corp. stock is listed on the NASDAQ under the symbol CVBF. The securities listed consist of one class of common stock. As of December 31, 2002, there were 43,533,129 shares of common stock outstanding to approximately 3,500 shareholders.

## Stock Split

On December 18, 2002, the Board of Directors of CVB Financial Corp. declared a 5-for-4 stock split. This resulted in shareholders receiving one additional share of stock for every four shares they owned. The 5-for-4 stock split was accompanied by a cash dividend of $0.12. The cash dividend was paid on a post 5-for-4 stock split basis.

This decision by the Board of Directors and the $0.12 cash dividend is predicated on the solid growth and strong financial performance of CVB Financial Corp. and its principal subsidiary, Citizens Business Bank. It also demonstrates the confidence of the Board in the future prospects of the Company. Shareholders of record on January 3, 2003 were entitled to the stock split. They received the additional shares on or about January 21, 2003.

The 5-for-4 stock split offers three benefits to our shareholders. First, it provides additional shares with the potential for future appreciation. Second, the additional shares provide for an increase in the liquidity of the stock. Third, the net effect of the stock split provides an increase in the cash dividend.


Total Loans
(in thousands)
$832,184
$952,552
$1,051,493
$1,187,540
$1,446,009
1998
1999
2000
2001
2002



*Patricia Nickols*

*"The ladder of success is best climbed by stepping on the rungs of opportunity."* — *Ayn Rand*

# Success Story #682

## Patricia Nickols, Executive Director, Community Services Department of San Bernardino County

The Community Services Department is a public community action agency. The mission of this San Bernardino-based agency is to assist low-income individuals in achieving self-sufficiency. They operate six major programs that provide services to eligible populations, predominantly low income individuals and seniors.

For more than 36 years, the Community Services Department has met the challenge of eliminating the effects of poverty in the San Bernardino area. This is accomplished by assisting individuals and families in developing a plan that will transition them from being on public assistance to self-sufficiency.

Patricia Nickols can tell many success stories because CSD has touched the lives of more than 500,000 of our neighbors in the Inland Empire. Citizens Business Bank's 15-year relationship with Community Services Department gives us the opportunity to be a part of their success. Citizens takes care of their banking requirements so that Patricia and her staff can do what they do best...help people and change lives.

# Our Appreciation

We are grateful to our associates for their commitment and dedication to providing the very best in service to our customers, to our Bank and to our communities. Our customers continue to be our most valuable source of referrals for new business. Their success is contagious and we acknowledge their advocacy by featuring a few of them in our advertising campaign and in this report.

We want to express our appreciation to our Board of Directors for their advice, counsel and vision. We also want to express our gratitude and appreciation for the continued confidence of our stockholders. We encourage you to allow us the opportunity to demonstrate our superior products and services to you. Remember that amazing things happen with the right banking relationship. We look forward to our mutual success in 2003.





George Borba
Chairman of the Board

D. Linn Wiley
President and Chief Executive Officer



Total Assets
(in thousands)
$1,841,069
$2,010,757
$2,307,996
$2,514,102
$3,123,411
1998
1999
2000
2001
2002

# The Business Community

Citizens Business Bank is strategically positioned to continue being a major beneficiary of Southern California's diverse and growing economy. Our Inland Empire business financial centers put us at the heart of California's fastest growing region. Population in this area is expected to grow by 1.6 million people in the next 20 years.

Our eleven locations in Pasadena and the San Gabriel Valley are in the middle of a Los Angeles County economy that is expected to add 896,000 jobs from 2000 to 2020. The new Burbank acquisition places a business financial center in one of the county's strongest areas.

The eight Orange County business financial centers are in an area whose economy has an exceptional employment base with only a 3.7% unemployment rate. Its growth is expected to accelerate in 2003.

Citizens Business Bank's strategy to provide a full range of services to small, mid-sized and entrepreneurially driven companies allows us to increase our market penetration in each of these expanding areas. Meanwhile, the strategies for expansion in the Central Valley offer the opportunity to benefit from the growth in that area and management's experience in the region.

We sit in the midst of a Southern California economy that has added 1.35 million jobs since 1993, a 19.7% increase. Our market area continues to expand. Since the early 1990s, the area's economy has been rebuilt on a diversified base of rapidly growing entrepreneurial firms, our target customer profile. Citizens Business Bank's specific market area includes the urbanized portion of San Bernardino County; the Riverside and Corona areas of Riverside County; the San Gabriel Valley; the Glendale and Burbank areas of Los Angeles County; and all of Orange County. The Bank has benefited from this area's ability to consistently outperform Southern California as a whole.

Citizens Business Bank's market area had 7.3 million people in 2002. It would have ranked 12th as a separate U.S. state. Looking ahead, Citizens will benefit from being located in the middle of the U.S. metropolitan areas that will lead U.S. growth from 2000 to 2020.

The consolidation of the California banking industry into four colossal institutions has opened up a niche for high service business banks. This validates our business banking strategy. Our ability to successfully implement that strategy is seen by the fact that we are capturing an increasing share of the market within this geographic area. As we implement our Central Valley initiative, our management experience in this market and in agricultural finance will continue to contribute to our expansion and our success.

# Golden West Financial

Citizens Business Bank acquired Golden West Financial Services in July 2002. The company was founded in 1977. The senior management of the Company are all former bankers who have extensive backgrounds in long-term asset based lending. This expertise has led to the development of a company that, today, services the equipment leasing and financing, vehicle leasing and financing, and commercial and residential real estate financing needs of its small to medium-sized business customers.

## Equipment Leasing

Today more and more companies consider leasing a wise alternative to the more traditional cash purchase. Equipment buying or leasing is made easy with financing through Golden West Financial Services. Our unique leasing strategies and direct involvement with our customers allow us to maximize the benefits that are available to meet our customer's needs. Our services can be tailored to assist a broad range of businesses, from the well-established company to the newest business ventures.

## Vehicle Buying and Leasing

Our customers can use our fleet purchasing power to lease, finance, or buy any make or model of automobile or truck. We can order the vehicle to your specifications and deliver it to your door.

## Real Estate Financing

Golden West Real Estate Services is a California Department of Real Estate licensed broker that provides loans for property owners throughout our service areas. We provide a wide range of products for our clients to consider. We can save you time and broker fees on your residential or commercial real estate needs.

Golden West Financial Services is solidly staffed to provide services in a timely and professional manner. We look forward to helping our customers with their long-term, fixed-rate leasing and financing needs with this new resource.



*Michael W. Mayfield, President*
*Golden West Financial Services*

# Central Valley Initiative

The Board of Directors and executive management of the Bank made a strategic decision in 2001 to adopt what we refer to as the Central Valley Initiative. The California Central Valley is experiencing strong economic growth. Kern County is the second fastest growing county in California. The economic growth is being fueled by a rapidly expanding commercial business base, the ample land supply and inexpensive housing.

The Central Valley will always have a strong concentration in agriculture. However, the availability of land and a strong labor force are attracting more industry. The Central Valley has similar demographics and business profiles as our existing markets, especially the Inland Empire.

Our background and experience with agribusiness make the Central Valley attractive for expansion. We currently provide banking services to a growing number of agribusiness customers in the Central Valley. We plan to expand our agribusiness activities into other selected non-dairy segments of the industry.

Our first business financial center in this market was opened in Bakersfield in December 2001. Our objective is to build a franchise of several business financial centers between Bakersfield and Fresno over the next five years.

The opportunity to open a business financial center in Fresno was made available late in 2002. We opened the office in temporary quarters in March and plan to move to our permanent facility in June of 2003. We have been successful in attracting a fine team of professional bankers from the Central Valley to join us. This puts us on a path to becoming a dominant community bank in the southern part of the Central Valley. The expansion of this franchise could conceivably take us to Delano, Porterville, Taft, Hanford, Tulare, Visalia, Selma and Clovis.

## Dividends


$0.32
$0.39
$0.45
$0.56
$0.54
1998
1999
2000
2001
2002

# Our Package of Values

## Amazing Things Happen with the Right Banking Relationship

Amazing things continue to happen at Citizens Business Bank because we continue to offer the very best "package of values" to business and professional clientele in our market areas. Our package of values consist of four components:

- **Banking Services**
  We have selected and developed a full range of banking and Wealth Management products and services designed specifically to meet the needs of our business and professional clientele.

- **Courtesy Services**
  All the extras that add value to our banking solutions. These include armored transport, courier, notary services, electronic access, telephone and Internet banking services and wire transfer of funds.

- **Organizational Features**
  The unique qualities that are exclusive only to Citizens Business Bank. These include our size, business financial center locations, local authority, business expertise, and a degree of financial strength and performance that ensures the very best in business banking.

- **Personal Features**
  It is the special and unique qualities of our people. These valuable resources are only available through Citizens Business Bank. Our superior people make the difference.

# Deposit Services

Citizens Business Bank deposit services offer accurate and reliable depository accommodations that provide convenience and flexibility for our customers. Our deposit services provide the foundation for our business relationships.

Our customers have a choice of Special Business Checking for a small business with a minimum level of activity, our Basic Business Checking for small to medium size businesses, or a fully Analyzed Business Checking for the business with more complex depository needs.

Citizens business bankers help our customers select the best options to enjoy the greatest access to their funds while they earn income on excess deposits at competitive interest rates. Our customers appreciate the flexibility of personally managing their money on a daily basis, whether through checking accounts or through a variety of money market funds and certificates of deposit. They consistently rate us the best in the business in deposit services.

## Value of a Dollar Invested

One dollar invested on February 11, 1975, with dividends reinvested, would be valued at $463.46 at the year end 2002. This is based on assumptions that: cash dividends are taxable at 12% and the balance is reinvested at current market with no transaction charge. All per-share amounts and prices have been restated to reflect stock dividends and splits.


$1.00
$5.45
$37.87
$210.04
$333.92
$463.46
1975
1980
1990
2000
2001
2002

# Business Services

Citizens Business Bank has the experience, knowledge and technology to help our customers manage their cash more efficiently, increase their profitability and make their business banking as easy as possible.

Our customers appreciate the flexibility that our Internet banking services offers them. They can pay bills, balance their checkbook and conduct many other banking activities from the convenience of their home or office, 24 hours a day, seven days a week, with Citizens On-Line Banking. We provide account balances, statement information and history, wire transfers, stop payments and a variety of other convenient services.

Citizens Business Bank offers automatic transfers, Federal and State tax payment processing. We assist in collecting receivables, collection processing and reporting, remittance services and making wire transfers from anywhere in the world.



Net Earnings
(in thousands)
$24,117
$25,960
$34,683
$40,058
$49,745
1998
1999
2000
2001
2002



*Tom Penna*

*"Action is the foundational key to all success."* — *Pablo Picasso*

# Success Story #127

## Tom Penna, President
## ITX Construction Consultants, Inc.

ITX Construction Consultants, Inc., are general contractors specializing in commercial construction with an emphasis on restaurant, hospitality and retail construction. The company got its start in 1990. During the first few years, their annual revenues were around $900,000. Since then, they have developed a reputation for quality work, and in the process acquired several large clients. The business experienced the success that comes from hard work, a quality product and meeting the demands of their customers. In 2002, the company enjoyed revenues in excess of $40 million.

Their projects are more than hammers and nails. They are showpieces that require the talent and expertise to produce a high quality product. Tom Penna, President, and his crew, work for clients that trust them to accomplish incredible results. The consistency of their accomplishments contributes to their growth and success.

ITX Construction's success is visually evident in the unique and attractive buildings they have created. Citizens Business Bank enjoys watching them grow, monitoring their progress and being an integral part of their success. This partnership gives them the confidence to know they can take on bigger projects...and we are both excited about the possibilities for the future.

# Government Services

The Government Services Department was established in 2002. We recognized that selected organizations have specialized needs that are different from those of other commercial customers. We decided that we could provide even more value to these customers by creating a specialized unit to address the unique servicing requirements of our public agency customers.

We have the most sophisticated, technologically convenient and competitive services available in our industry. All of our products and services, including Internet banking and cash management services, are available to our government agency customers.

Our Government Services Department has the special expertise to serve cities, counties, college and school districts, water districts and community service districts just to name a few. We eagerly accept requests for their proposals.


Stockholder's Equity
(in thousands)
$139,430
$140,770
$188,630
$220,748
$259,821
1998
1999
2000
2001
2002

# Wealth Management

The Wealth Management Group is *Your Partner for Investment and Trust Solutions.* Citizens Business Bank provides our customers with the highest level of responsive, personalized and professional service through the delivery of full management and custodial services. Our Wealth Management Group works closely with our customers and their advisors, when appropriate, to achieve their investment goals. Experienced and dedicated professionals are available to assist our customers whenever the need arises during the development, completion and ongoing administration of their estate and investment plans.

Full management services are available to assist with designing and managing a securities portfolio that complements the specific investment objectives of our customers. Our custodial services allow the Bank to competently handle all the clerical aspects of a portfolio, including income collection, bill payment, capital change monitoring, posting and more.

We provide a Wealth Management capability that has performed at the top of the investment management industry. It enables our customers to get the greatest value from their investment dollar. Our specialists provide a wide variety of services, including deposit placement, stocks, bonds, annuities, mutual funds, discount brokerage and investments in other securities.

# Credit Services

Our comprehensive menu of credit services provides our borrowers with everything they need to finance their businesses. We know that a growing and successful business has a variety of needs. Citizens Business Bank offers a complete package of credit services that range from working capital lines of credit to asset based financing, equipment loans and term loans.

Short-term business credit is available to help customers take advantage of business opportunities simply by writing a check. Long-term financing is available for a wide array of real estate, manufacturing, office and equipment opportunities. Our SBA specialists can tailor an SBA loan to address the unique needs of our customers and work with them from application to funding. Construction financing is offered on a wide variety of projects including commercial, residential and income properties.

We offer specialized financing arrangements for agricultural, asset based financing, real estate and international business. Local decision-making provides a fast response to the specific needs of each borrowing customer.

## Diluted Earnings Per Share

All per-share information has been retroactively adjusted to reflect a 5-for-4 stock split declared in December 2002 and distributed in January 2003; a 5-for-4 stock split declared in December 2001 and distributed in January 2002; a 10% stock dividend declared in December 2000 and paid in January 2001; a 5-for-4 stock split declared in December 1999 and distributed in January 2000; and a 10% stock dividend declared in December 1998 and paid in January 1999.



$0.56
$0.59
$0.78
$0.90
$1.11
1998
1999
2000
2001
2002



*Dennis Dahlhausen*

*"There are no secrets to success. It is the result of preparation, hard work, learning from failure."* — Colin Powell

# Success Story #263

## Dennis Dahlhausen, General Manager
## Passino Distributing Company, Inc.

Passino Distributing Company was founded by Al Passino in 1957. Dennis Dahlhausen, Al's son-in-law, is the General Manager of the facility located in Alhambra. They have distributed Anheuser Busch products out of this location since 1976. As the company has grown, they have added a variety of imported beverages to their product line. They recognize the importance of keeping up with the industry and consumer trends.

The success of this family-owned company is evident in the number of delivery trucks seen throughout the San Gabriel Valley. They attribute their success to consistency of product and service. Dennis takes pride in the number of employees that have been with him for 10, 15, even 25 years.

The people at Passino work hard to build and maintain relationships with their customers. The familiar face that comes with a Passino delivery gives their customers a good feeling. The same comfort level is an important part of the relationship between Dennis and Citizens Business Bank. This level of service brings success to both organizations.

# Board of Directors

## CVB Financial Corp. & Subsidiaries

**George Borba**
Chairman of the Board
Dairy Farmer
George Borba & Son Dairy

**Ronald Kruse**
Vice Chairman of the Board
Chairman/Kruse Investment Co., Inc.

**D. Linn Wiley**
President & Chief Executive Officer
CVB Financial Corp./Citizens Business Bank

**John Borba**
Dairy Farmer
John Borba & Sons Dairy

**John Lo Porto**
Investor

**James Seley**
Partner
Seley & Company

**San E. Vaccaro**
Law Offices of San E. Vaccaro

## Golden West Financial Services

**Michael W. Mayfield**
President

**Steve L. Tidland**
Senior Vice President

## CVB Financial Corp. Officers

**D. Linn Wiley**
President and Chief Executive Officer

**Edward J. Biebrich, Jr.**
Chief Financial Officer

**Donna M. Marchesi**
Corporate Secretary

## Community Trust Deed Services

**D. Linn Wiley**
President

**Sharon Quesada**
Vice President/Trust Officer

**Donna M. Marchesi**
Corporate Secretary



*The CVB Financial Corp. Board of Directors, (standing, left to right) San Vaccaro, Linn Wiley, George Borba, James Seley, (sitting, left to right) Ronald Kruse, John Borba, John Lo Porto.*

# Senior Leadership Team





**D. Linn Wiley**
President and Chief
Executive Officer

**Marilyn L. Kirklin**
Senior Vice President
Human Resources Department

**Nancy A. Sinclair**
Senior Vice President
Marketing Department

**Edward J. Biebrich, Jr.**
Executive Vice President
Finance and Operations Division

**Frank Basirico, Jr.**
Executive Vice President
Credit Management Division

**Edwin J. Pomplun**
Executive Vice President
Wealth Management Group



**John H. Tait**
Senior Vice President
Regional Manager

**James A. (Tony) Ellis**
Senior Vice President
Regional Manager

**Jay W. Coleman**
Executive Vice President
Sales and Service Division

**Timothy E. Andersen**
Senior Vice President
Regional Manager

# Leadership

## Senior Vice Presidents

**Greg A. Armstrong**
Manager
Covina Business Financial Center

**Steven E. Caseldine**
Manager
Corona Business Financial Center

**Kenneth B. Coolidge**
Credit Administrator
Credit Management Division

**Yamynn De Angelis**
Division Service Manager
Sales and Service Division

**Barbara L. Davis**
Credit Administrator
Credit Management Division

**David J. Didier**
Manager
Arcadia Business Financial Center

**John M. Felton**
Manager
Pomona Business Financial Center

**Shelley L. Flener**
Manager
Construction Loan Department

**Vince L. Gottuso**
Manager
Ontario-Airport Business Financial Center

**Michael J. Helmuth**
Manager
Katella Business Financial Center

**John P. Lang**
Manager
Finance and Treasury Department

**James E. Mead**
Manager
Chino Business Financial Center

**James R. Medeiros**
Manager
Upland Business Financial Center

**Edward J. Mylett**
Manager
Burbank Business Financial Center

**Michael K. Riffey**
Manager
Pasadena Business Financial Center

**LaVon M. Short**
Manager
Investment Services Department

**Elsa I. Zavala**
Manager
Information Services Department

**G. Larry Zivelonghi**
Manager
Agribusiness Department

## Vice Presidents & Business Financial Center Managers

**Paul Bordwell**
Fontana Business Financial Center

**David A. Brager**
Fresno Business Financial Center

**Louis J. Buitron, Jr.**
Colton Business Financial Center

**Dianne C. Chapman**
West Arcadia Business Financial Center

**Craig M. Ciebiera**
Fontana Business Financial Center

**Sheila G. Cook**
La Cañada-Flintridge Business
Financial Center

**Albert D'Antonio**
San Gabriel Business Financial Center

**Ted J. Dondanville**
Glendale Business Financial Center

**Charles L. Frost**
Ontario Business Financial Center

**Harold W. Hanson**
Bakersfield Business Financial Center

**Duane S. Keene**
Brea Business Financial Center

**Christena E. Lange**
Laguna Beach Business Financial Center

**Christopher D. Maggio**
Riverside Business Financial Center

**P. James Meeks**
Colorado-Catalina Business
Financial Center

**Jill S. Minn**
East Orange Business Financial Center

**Michael P. Nomura**
Fullerton Business Financial Center

**Ubaldo M. (Wally) Rodriguez**
Stadium Business Financial Center

**Paul R. Russ**
High Desert Business Financial Center

**Gregory G. Smyser**
Tri-City Business Financial Center

**John J. Stenz**
San Bernardino Business Financial Center

**Douglas B. Tipping**
Plaza Valley Business Financial Center

**Barbara Veenstra**
San Marino Business Financial Center

**Richard Verdugo**
Saddleback Valley Business Financial Center

## Vice Presidents & Department Managers

**Marita Barker**
Business Services Department

**Martin Ensberg**
Asset Based Financing Department

**John David Faulk**
Credit Analysis Department

**Katrina J. Fleener**
SBA Loan Department

**Deborah A. George**
Government Services Department

**Carol Susan Haynes**
Bankcard Services Department

**LaJuna Johnson**
Loan Documentation Servicing Department

**Sue K. Man**
Controller

**Frank J. Maslowski**
International Banking Department

**Dolly L. Nugent**
Compliance Department

**Lesley R. Smith**
Bank Properties Department

# Corporate Information

## Orange Regional Advisory Board

**Wayne Miller, Chairman**
Orange Regional Advisory Board

**Michael Abdalla, MD**
Orange Orthopedic
Medical Group, Inc.

**Dan Allee, President**
Vanguard Funding Corp.

**Allen Basso, CPA**
Smith, Linden & Basso, LLP

**Mike Birney, President**
Techno Coatings, Inc.

**Charles Blek, Jr., Attorney**
Law Offices of Charles Blek, Jr.

**Paul Bostwick, President**
Anaheim Resort RV Park

**Freydel Bushala**
Freydel Bushala Insurance Agency

**Timothy Carlyle**
Attorney

**Michael J. Christianson, Attorney**
Michael J. Christianson, Inc.

**Donald L. Daniels, Attorney**
Law Office of Donald L. Daniels (retired)

**Tom L. Dial, CPA**
Thomas L. Dial, CPA, Inc.

**Jeff Farano, Attorney**
Farano & Kieviet, LLP

**Thomas Gray**
Thomas Gray & Associates, Inc.

**Bill R. Hall, President**
Action Mold & Tool Company

**Robert Hodges**
PEC, Ltd.

**Larry Hurst, Director**
City of Brea

**Gary Kaufman**
Century Small Business Solutions

**James Kreder , Chairman**
Synergistic Planning Corporation

**Robert M. Leaverton, President**
The Leaverton Co.

**Melvin E. Miller**
Foundation Executive Director
Anaheim Family YMCA

**Michael Miller, President**
Artesian Press

**William Moore, President**
Moore Packaging, Inc.

**Erik Ostergaard, President**
Sone Systems, Inc.

**Walter Otto, CPA**
Walter C. Otto & Associates

**Richard Pastore, CPA**
Pastore & Earnhardt

**Thomas Prenovost, Jr.**
Prenovost, Normandin,
Bergh & Dawe, APC

**Scott D. Richmond, Attorney**
Richmond & Richmond Law Offices

**Richard Roderick, President**
DM Proto Source, Inc.

**Todd Rohm**
Rohm Insurance Agency

**Andrew D. Ross, CLU**
The Principal Financial Group

**Allan R. Stark, DPM**
Podiatrist

**James I. Swenson**
Investor

**James Wooley, President**
All-Pro Automotive

## Corporate Listings

**U.S. Stock Transfer Corporation**
1745 Gardena Ave.
Glendale, CA 91204-2991

**Legal Counsel**
Manatt, Phelps & Phillips
11355 West Olympic Blvd.
Los Angeles, CA 90064

**Stock Listing**
The common stock of CVB Financial Corp. is listed on the NASDAQ under the symbol CVBF.

**Stockholder Information**
Stockholders may obtain, without charge, form 10-K of CVB Financial Corp. on written request to Donna Marchesi, Corporate Secretary.

**Mailing Address**
CVB Financial Corp.
P.O. Box 51000
Ontario, CA 91761

**Street Address**
701 North Haven Avenue , Suite 350
Ontario, CA 91764
(909) 980-4030
(877) 422-2265
Fax: (909) 481-2130
**www.cbbank.com**

Copies of this annual report and interim reports are also available upon written request.

Member FDIC

# Locations

**CVB Financial Corp.**
Citizens Business Bank
Corporate Headquarters
701 North Haven Avenue, Suite 350
Ontario, CA 91764
(909) 980-4030 • (877) 422-2265
www.cbbank.com

**Arcadia Business Financial Center**
125 North First Avenue
Arcadia, CA 91006
(626) 445-7350

**Bakersfield Business Financial Center**
9100 Ming Avenue, Suite 120
Bakersfield, CA 93311
(661) 663-8663

**Brea Business Financial Center**
2650 East Imperial Highway
Brea, CA 92821
(714) 996-8150

**Burbank Business Financial Center**
4100 West Alameda Avenue
Burbank, CA 91505
(818) 843-0707

**Chino Business Financial Center**
12808 Central Avenue
Chino, CA 91710
(909) 627-7316

**Colorado-Catalina Business Financial Center**
1010 East Colorado Boulevard
Pasadena, CA 91106
(626) 405-4915

**Colton Business Financial Center**
308 North La Cadena Drive
Colton, CA 92324
(909) 825-9800

**Corona Business Financial Center**
225 West Sixth Street
Corona, CA 92882
(909) 734-6120

**Covina Business Financial Center**
973 East Badillo Street
Covina, CA 91724
(626) 915-8931

**East Orange Business Financial Center**
7510 East Chapman Avenue
Orange, CA 92869
(714) 288-5382

**Fontana Business Financial Center**
9244 Sierra Avenue
Fontana, CA 92335
(909) 350-8080

**Fresno Business Financial Center**
7110 North First Street
Fresno, CA 93720
(559) 261-0222

**Fullerton Business Financial Center**
110 East Wilshire Avenue
Fullerton, CA 92832
(714) 773-0600

**Glendale Business Financial Center**
1000 North Brand Boulevard
Glendale, CA 91202
(818) 550-0400

**High Desert Business Financial Center**
12380 Hesperia Road, Suite 1
Victorville, CA 92392
(760) 241-5101

**Katella Business Financial Center**
1201 East Katella Avenue
Orange, CA 92867
(714) 288-5203

**La Cañada-Flintridge Business Financial Center**
858 Foothill Boulevard
La Cañada, CA 91011
(818) 952-6085

**Laguna Beach Business Financial Center**
800 Glenneyre
Laguna Beach, CA 92651
(949) 494-9474

**Ontario Business Financial Center**
255 North Euclid Avenue
Ontario, CA 91762
(909) 983-3994

**Ontario Airport Business Financial Center**
701 North Haven Avenue
Ontario, CA 91764
(909) 980-1080

**Pasadena Business Financial Center**
225 East Colorado Boulevard
Pasadena, CA 91101
(626) 405-8325

**Plaza Business Financial Center**
77 Plaza Square
Orange, CA 92866
(714) 288-5300

**Pomona Business Financial Center**
1095 North Garey Avenue
Pomona, CA 91767
(909) 629-4151

**Riverside Business Financial Center**
3695 Main Street
Riverside, CA 92501
(909) 683-2112

**Saddleback Valley Business Financial Center**
25255 Cabot Road
Laguna Hills, CA 92653
(949) 581-4444

**San Bernardino Business Financial Center**
1555 East Highland Avenue
San Bernardino, CA 92404
(909) 381-5561

**San Gabriel Business Financial Center**
109 South Del Mar Avenue
San Gabriel, CA 91776
(626) 286-3166

**San Marino Business Financial Center**
980 Huntington Drive
San Marino, CA 91108
(626) 281-0083

**South El Monte Business Financial Center**
9754 East Rush Street
South El Monte, CA 91733
(626) 442-4470

**Stadium Business Financial Center**
1800 West Katella Avenue
Orange, CA 92867
(714) 288-5331

**Tri-City Business Financial Center**
301 Vanderbilt Way
San Bernardino, CA 92408
(909) 888-6363

**Upland Business Financial Center**
818 North Mountain Avenue
Upland, CA 91786
(909) 946-6921

**West Arcadia Business Financial Center**
630 West Duarte Road
Arcadia, CA 91077
(626) 446-3118

## Citizens Business Bank Departments

701 North Haven Avenue
Ontario, CA 91764

**Bankcard Services Department**
(909) 481-7826

**Business Services Department**
(909) 980-4030 • (888) 228-2265

**Construction Loan Department**
(909) 481-2167

**International Banking Department**
(909) 980-4030

**Investment Services Department**
(909) 980-4030

**Real Estate Loan Department**
(909) 980-4030

**SBA Loan Department**
(909) 980-4030 • (800) 216-3303

**Agribusiness Department**
12808 Central Avenue
Second Floor
Chino, CA 91710
(909) 591-7728 • (866) 578-0658

**Asset Based Financing Department**
2650 East Imperial Highway
Brea, CA 92821
(714) 996-6452

**Wealth Management Group**
225 East Colorado Boulevard
Pasadena, CA 91101
(626) 405-8335

**Community Trust Deed Services**
125 East "H" Street
Colton, CA 92324
(909) 370-3232

**Golden West Financial Services**
3130 Harbor Boulevard
Costa Mesa, CA 92626
(714) 751-6100
(800) 675-4432

**ServiceLine**
24 Hour Customer Service
(909) 398-0100
1-(888) 222-5432

# Core Values

The officers and associates of Citizens Business Bank
have an unqualified commitment to our Core Values.

## Financial Strength

## Superior People

## Customer Focus

## Cost Effective Operations

## Having Fun

# Core Values

The officers and associates of Citizens Business Bank have an unqualified commitment to our Core Values.

## Financial Strength

## Superior People

## Customer Focus

## Cost Effective Operations

## Having Fun